Allan R. Conge
713.358.1700 (Main)
713.358.1764 (Direct)
713.358.1717 (Fax)
aconge@burlesoncooke.com
September 21, 2007
VIA EDGAR AND FACSIMILE (202) 772-9368
Anne Nguyen Parker, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-6010

Re:	Petro Resources Corporation Registration Statement on Form SB-2 File No. 333-145735 Filed August 28, 2007
Dear Ms. Parker:
     On behalf of Petro Resources Corporation (the “Company”) we are writing in response to the staff’s letter dated September 12, 2007 to Mr. Wayne P. Hall, Chief Executive Officer of the Company. We are providing this letter concurrently with the Company’s filing of a Pre-Effective Amendment No.1 to its Registration Statement on Form SB-2 (the “Amendment”). Set forth below is the text of the sole comment in the letter from the staff, followed by the Company’s response to this comment.
Certain Relationships and Related Transactions, page 54
     1. Disclose how the terms of the identified related party transactions were determined and if they were on terms no less favorable than could have been obtained from unaffiliated third parties.
     Response: We have revised the disclosure under “Certain Relationships and Related Transactions” on page 54 as follows:
(a)	with respect to our investment in Hall-Houston Exploration II, L.P., we revised the disclosure to clarify that our investment was made through a private placement offering and that we participated on the same terms as all other limited partner investors in the partnership;
(b)	with respect to our acquisition of the Williston Basin properties, we disclose that the terms of the acquisition were determined through arms-length negotiations. It should be noted that prior to the consummation of this transaction, Eagle Operating did not have an equity interest in Petro Resources;

(c)	with respect to the sale of the Company’s Series A Preferred Stock to the two funds managed by Touradji Capital Management, the terms of the transaction were determined through arms-length negotiations; and

(d)	the Company added a paragraph stating management’s belief that the terms of each of the disclosed transactions were on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.
The Company has endeavored to fully respond to the staff’s comment set forth in its September 12, 2007 letter. If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (713) 358-1764 at your convenience
Very Truly Yours,
/s/ Allan R. Conge
Allan R. Conge

cc:	Mr. Sean Donahue, Division of Corporation Finance (Via Facsimile) Mr. Wayne P. Hall, Petro Resources Corporation (Via Facsimile)